UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

872386107

(CUSIP Number)

Daniel J. Donoghue

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107

1.	Names of Reporting Persons Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 544,514

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 544,514

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 872386107

1.	Names of Reporting Persons Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 635,399

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 635,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 872386107

1.	Names of Reporting Persons Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 635,399

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 635,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 872386107

1.	Names of Reporting Persons Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 635,399

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 635,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 4 (the “Amendment No. 4”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of TESSCO Technologies Incorporated, a Delaware corporation (the “Company”), which has its principal executive offices at 11126 McCormick Road, Hunt Valley, Maryland 21031.  This Amendment No. 4 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons on March 14, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on April 14, 2008, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on May 23, 2008, and Amendment No. 3 filed by the Reporting Persons with respect to the Company on June 10, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 4, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 4.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to read in its entirety as follows:

The total purchase price for the 635,399 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of July 7, 2008 was approximately $9,522,141, and the total purchase price for the 544,514 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $8,153,273.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  None of the shares of Common Stock beneficially owned by the Reporting Persons currently serves as collateral for any such margin loans.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following as the fourth paragraph thereto:

On July 8, 2008, Discovery Group sent a letter to the Board of Directors of the Company (the “Board”) explaining its votes on the matters to be presented to stockholders at the Company’s Annual Meeting of Stockholders to be held on July 24, 2008.  In the letter, Discovery Group indicated, among other things, that it had withheld its votes for the election of director nominees Robert B. Barnhill, Jr. and Benn R. Konsynski in order to express its dismay with (i) the Board’s adoption, without stockholder approval, of a “poison pill” Shareholder Rights Plan and an amendment the Company’s Bylaws to increase the percentage of consenting stockholders required to call a special stockholder meeting from 25% to 50%, (ii) the Company’s repurchase of the shares of the Company owned by a potential strategic acquirer, and (iii) what Discovery Group views as an emerging corporate governance crisis at the Company.  The description of this aforementioned letter of Discovery Group contained in this Schedule 13D is qualified in its entirely by reference to the full text of such letter, which is included as Exhibit 1 to this Amendment No. 4 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 4,836,362 shares of Common Stock reported outstanding as of July 1, 2008 in the Company’s Current Report on Form 8-K dated July 7, 2008.

Discovery Equity Partners beneficially owns 544,514 shares of Common Stock as of July 7, 2008, which represents 11.3% of the outstanding Common Stock.

Discovery Group beneficially owns 635,399 shares of Common Stock as of July 7, 2008, which represents 13.1% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 635,399 shares of Common Stock as of July 7, 2008, which represents 13.1% of the outstanding Common Stock.

Mr. Murphy beneficially owns 635,399 shares of Common Stock as of July 7, 2008, which represents 13.1% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

The transactions in Common Stock effected by the Reporting Persons since the date of the most recent filing on Schedule 13D are set out in Exhibit 2 hereto.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 4 included as Exhibit 3 to this Amendment No. 4, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 4 and Exhibit 5, respectively, to this Amendment No. 4.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:                                Letter dated July 8, 2008 of Discovery Group to the Board of Directors of the Company.

Exhibit 2:                                List of transactions by Reporting Persons in the Company’s Common Stock

since the date of the most recent filing on Schedule 13D.

Exhibit 3:                                Joint Filing Agreement dated as of July 9, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4:                                Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 5:                                Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2008
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Letter dated July 8, 2008 of Discovery Group to the Board of Directors of the Company.

Exhibit 2	List of transactions by Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 3	Joint Filing Agreement dated as of July 9, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008

Exhibit 5	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008